UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principle executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐            No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2011

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
	$	$
	(note 1)	(notes 1, 2)
REVENUES
Time charter revenues (note 9b)	19,125	22,692
Net pool revenues from affiliates (note 9b)	9,862	16,392
Interest income from investment in term loans	2,757	—

Total revenues	31,744	39,084

OPERATING EXPENSES
Voyage expenses (note 9b)	610	799
Vessel operating expenses (note 9b)	9,602	11,903
Depreciation and amortization	10,784	11,634
General and administrative (note 9b)	2,669	2,926

Total operating expenses	23,665	27,262

Income from operations	8,079	11,822

OTHER ITEMS
Interest expense (note 9b)	(1,175)	(1,946)
Interest income	29	13
Realized and unrealized gain (loss) on derivative instruments (note 6)	453	(2,658)
Other expenses	(295)	(598)

Total other items	(988)	(5,189)

Net income	7,091	6,633

Per common share amounts:
• Basic and diluted (note 10)	$0.12	$0.16
• Cash dividends declared	$0.22	$0.26

Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 10)	57,390,411	32,000,000

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31, 2011	December 31, 2010
	$	$
	(note 1)	(note 1)
ASSETS
Current
Cash and cash equivalents	20,268	12,450
Pool receivables from affiliates, net (note 9c)	6,212	8,606
Accounts receivable	200	175
Interest receivable on investment in term loans	1,696	1,811
Due from affiliates (note 9c)	14,056	12,357
Prepaid expenses	3,432	2,492
Other current assets	75	146

Total current assets	45,939	38,037

Vessels and equipment At cost, less accumulated depreciation of $214.6 million (2010 - $203.8 million)	746,980	757,437
Investment in term loans	116,184	116,014
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	1,836	1,889
Goodwill	13,310	13,310

Total assets	934,079	936,517

LIABILITIES AND EQUITY
Current
Accounts payable	2,844	2,124
Accrued liabilities ($2.4 million and $2.2 million from related parties) (note 9c)	7,186	7,949
Current portion of long-term debt (note 5)	1,800	1,800
Current portion of derivative instruments (note 6)	4,530	4,509
Deferred revenue	3,403	2,028
Due to affiliates (note 9c)	6,571	5,841
Other current liabilities	277	277

Total current liabilities	26,611	24,528

Long-term debt (note 5)	348,778	452,228
Derivative instruments (note 6)	12,356	14,339
Other long-term liabilities	2,930	2,733

Total liabilities	390,675	493,828

Commitments and contingencies (note 4 and 6)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2011 and 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2010) (note 8)	588,573	481,336
Accumulated deficit	(45,169)	(38,647)

Total equity	543,404	442,689

Total liabilities and equity	934,079	936,517

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
	$	$
	(note 1)	(notes 1, 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	7,091	6,633
Non-cash items:
Depreciation and amortization	10,784	11,634
Unrealized (gain) loss on derivative instruments	(1,962)	1,333
Other	100	224
Change in non-cash working capital items related to operating activities	1,958	(1,363)
Expenditures for drydocking	—	(445)

Net operating cash flow	17,971	18,016

FINANCING ACTIVITIES
Repayments of long-term debt	(450)	(900)
Prepayment of long-term debt	(103,000)	—
Proceeds from long-term debt of Dropdown Predecessor (note 2)	—	49,122
Prepayment from long-term debt of Dropdown Predecessor (note 2)	—	(58,126)
Return of capital to Teekay Corporation to Dropdown Predecessor (note 2)	—	(13,226)
Net advances from affiliates	—	16,809
Proceeds from issuance of Class A common stock (note 8)	112,054	—
Shares issuance and other financing costs	(4,817)	(3)
Cash dividends paid	(13,613)	(8,320)

Net financing cash flow	(9,826)	(14,644)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(327)	(1,652)

Net investing cash flow	(327)	(1,652)

Increase in cash and cash equivalents	7,818	1,720
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	20,268	12,152

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Paid-in Capital
	Thousands of			Accumulated
	Common Shares	Class A	Class B	Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2010	51,987	481,211	125	(38,647)	442,689

Net income				7,091	7,091
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $4.8 million (note 8)	9,890	107,237			107,237
Dividends declared to Teekay Corporation				(3,545)	(3,545)
Dividends declared to other parties				(10,068)	(10,068)

Balance as at March 31, 2011	61,877	588,448	125	(45,169)	543,404

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined in Note 2 (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, as quantified in Note 9c.

2.	Dropdown Predecessor

During 2010, the Company acquired five conventional tankers from Teekay Corporation (Teekay). In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. In May 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Helga Spirit to the Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the charter on the Helga Spirit. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. Immediately preceding the sale of the Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Esther Spirit to the Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the Charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated statements of income and the consolidated statements of cash flows for the three months ended March 31, 2010 reflect the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and Helga Spirit and their related operations as if the Company had acquired the two Aframax vessels on July 1, 2004 and January 6, 2005, respectively, when they began operations under the ownership of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s revenue and net income by $12.1 million and $1.6 million, respectively, for the three months ended March 31, 2010.

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to specific vessels. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the three months ended March 31, 2010, $1.0 million of interest expense and $1.4 million of general and administrative expenses were attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay to the Dropdown Predecessor and such estimates may not be reflective of actual results.

3.	Adoption of New Accounting Pronouncements

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

4.	Loan to Joint Venture

In September 2010, the Company entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at March 31, 2011, the remaining payments required to be made under this newbuilding contract, including the Wah Kwong’s 50% share, was nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of March 31, 2011, the Joint Venture did not have any financing arrangements for these expenditures. The Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing and unsecured. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50% of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Long-Term Debt

	March 31, 2011	December 31, 2010
	$	$
Revolving Credit Facility due 2017	339,328	442,328
Term Loan due through 2017	11,250	11,700

	350,578	454,028
Less current portion	(1,800)	(1,800)

	348,778	452,228

The Company and Teekay are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of March 31, 2011, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $277.2 million was undrawn. The total amount available under the Tranche A Revolver as at March 31, 2011 remained unchanged from the December 31, 2010, and the amount drawn under the Tranche A Revolver decreased as a result of a prepayment of $103.0 million made in February 2011 using the net proceeds from the Company’s February 2011 public offering (see Note 8). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at March 31, 2011, the weighted-average interest rate on the Tranche A Revolver was 0.90% (December 31, 2010 — 0.89%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at March 31, 2011, the Company was in compliance with all its covenants on the Tranche A Revolver.

As at March 31, 2011, the Company had one term loan outstanding in the amount of $11.3 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at March 31, 2011, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to March 31, 2011 are $1.4 million (remaining 2011), $1.8 million (2012), $1.8 million (2013), $1.8 million (2014), $1.8 million (2015) and $342.0 million (2016 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2011 was 1.01% (December 31, 2010 — 0.97%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the three months ended March 31, 2011, the Company recognized a realized loss and unrealized gain of $1.5 million and $2.0 million, respectively, relating to its interest rate swaps. During the three months ended March 31, 2010, the Company recognized realized and unrealized losses of $1.3 million and $1.3 million, respectively, relating to its interest rate swap.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
The following summarizes the Company’s derivative positions as at March 31, 2011:

			Fair Value /
			Carrying
		Principal	Amount of		Fixed Interest
	Interest Rate	Amount	Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(16,499)	6.5	5.55
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	70,000	(272)	1.3	0.85
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	45,000	(115)	2.3	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2011 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

7.	Financial Instruments
a)	Fair Value Measurements

For a description on how fair value is estimated and how the company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value, refer to Note 9 in the Company’s audited consolidated financial statements in the Company’s Form 20-F for the year ended December 31, 2010. The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		March 31, 2011
	Fair Value	Carrying Amount	Fair Value Asset /
	Hierarchy	Asset / (Liability)	(Liability)
	Level	$	$
Cash and cash equivalents		20,268	20,268
Investment in term loans and interest receivable		117,880	120,418
Due from affiliates		14,056	14,056
Loan to joint venture		9,830	9,830
Due to affiliates		(6,571)	(6,571)
Long-term debt, including current portion		(350,578)	(308,863)
Derivative instruments
Interest rate swap agreements	Level 2	(16,886)	(16,886)

(1)
The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis. The Company has determined that there are no non-financial assets and liabilities carried at fair value at March 31, 2011.

b)	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			March 31, 2011	December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$

Investment in term loans and interest receivable	Collateral	Performing	117,880	117,825
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			127,710	127,655

8.	Capital Stock

In April 2010, the Company completed a public offering of 8.8 million Class A common shares (including 1.1 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, the Company issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share for gross proceeds of $32.0 million. Total net proceeds from the offering, the shares privately placed to Teekay plus a drawdown of the debt under its revolving credit facility, were used for the acquisition of the Kaveri Spirit, Yamuna Spirit and Helga Spirit for a total purchase price of $168.7 million (see Note 2).

In October 2010, the Company completed a public offering of 8.6 million Class A common shares (including 0.4 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. The Company used the net offering proceeds to pay down outstanding debt under its revolving credit facility.

On February 9, 2011, the Company completed a public offering of 9.9 million shares of its Class A common stock (including 1.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $11.33 per share, for gross proceeds of $112.1 million. The Company used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility (see Note 5).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
9.	Related Party Transactions
a.
In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. In May 2010, the Company acquired from Teekay its subsidiary Helga Spirit L.L.C, which owns an Aframax tanker, the Helga Spirit, for $44.5 million. These acquisitions were financed with net proceeds of $102.9 million from the offering of 8.8 million Class A common shares to the public and through the issuance to Teekay of 2.6 million Class A common shares. The issuance of the 2.6 million Class A common shares to Teekay had a value of $32.0 million (see Note 8). The excess of the historical book value over the purchase price of these vessels was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit and Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit for a total of $107.5 million. The acquisition was financed with funds from the Revolver. The excess of the historical book value over the purchase price of these vessels was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of Dropdown Predecessor was made by Teekay on the date of acquisition.

b.
Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed by certain wholly-owned subsidiaries of Teekay (collectively the Pool Managers). Such related party transactions were as follows:

	Three Months Ended
	March 31, 2011	March 31, 2010
	$	$
Time charter revenues (i)	—	2,931
Pool management fees and commissions (ii)	455	624
Commercial management fees (iii)	237	205
Vessel operating expenses — crew training	233	170
Vessel operating expenses — crewing and manning (iv)	5,567	6,478
General and administrative (v)	2,052	1,042
General and administrative — Dropdown Predecessor (note 2)	—	1,447
Interest expense — Dropdown Predecessor (note 2)	—	953

(i)	Revenue from the 2-year Nassau Spirit time charter agreement with Teekay which expired in July, 2010.

(ii)	The Company’s share of the Pool Manager’s fees which are reflected as a reduction to net pool revenues from affiliates.

(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, reflected in voyage expenses.

(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.

(v)	The Manager’s technical, strategic and administrative service fees.
c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets as due from affiliates or due to affiliate, are without interest or stated terms of repayment. In addition, $2.4 million and $2.2 million was payable to the Manager as at March 31, 2011 and December 31, 2010, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivable from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $3.1 million and $2.9 million as at March 31, 2011 and December 31, 2010, respectively, to the Pool Managers for working capital purposes. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period relating to the reclassification of non-current amounts due from affiliates of $2.9 million at December 31, 2010 to due from affiliates included as part of current assets in the consolidated balance sheets as at December 31, 2010.

10.	Earnings Per Share
The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 2).

	Three Months Ended
	March 31, 2011	March 31, 2010
	$	$
Net income	7,091	6,633
Less: Net income attributable to the Dropdown Predecessor	—	(1,553)

Net income available for common stockholders	7,091	5,080

Weighted-average number of common shares	57,390,411	32,000,000

Common shares and common share equivalents outstanding at end of period	61,876,744	32,000,000

Earnings per common share:
- Basic and diluted	$0.12	$0.16

TEEKAY TANKERS LTD.
MARCH 31, 2011
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010.
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at May 1, 2011, we owned nine Aframax tankers, six Suezmax tankers and a 50% interest in one VLCC newbuilding. As at May 1, 2011, five of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which three charter contracts are scheduled to expire in 2011 and five in 2012. The three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining four Aframax tankers and three Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay Corporation (or Teekay). As of May 1, 2011, these pooling arrangements included 14 Aframax tankers and 47 Suezmax tankers, respectively.
We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Significant Developments in 2011
On February 9, 2011, we completed a public offering of 8.6 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $97.4 million. On February 22, 2011, the underwriters fully exercised their over-allotment option to purchase an additional 1.3 million common shares, providing additional gross proceeds of $14.6 million. On February 28, 2011, we used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
Results of Operations
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three Months Ended March 31, 2011 versus Three Months Ended March 31, 2010
The following table presents our operating results for the three months ended March 31, 2011 and 2010, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended
(in thousands of U.S. dollars, except percentages)	March 31, 2011	March 31, 2010	% Change

Revenues	28,987	39,084	-26%
Interest income from investment in term loans	2,757	—	100%
Less: Voyage expenses	(610)	(799)	-24%

Net revenues	31,134	38,285	-19%

Vessel operating expenses	9,602	11,903	-19%
Depreciation and amortization	10,784	11,634	-7%
General and administrative	2,669	2,926	-9%

Income from operations	8,079	11,822	-32%

Interest expense	(1,175)	(1,946)	-40%
Interest income	29	13	123%
Realized and unrealized gain (loss) on derivative instruments	453	(2,658)	-117%
Other expenses	(295)	(598)	-51%

Net income	7,091	6,633	7%

Tanker Market
While average crude tanker freight rates improved slightly in the first quarter of 2011, they remained relatively weak, due primarily to an oversupply of vessels relative to demand. Rising bunker costs during the first quarter also had a negative impact on tanker earnings. However, a number of factors led to a gradual improvement in tanker rates during the course of the quarter. In the Atlantic, severe ice conditions in the Baltic coupled with disruption to Libyan oil supply as a result of political unrest, led to volatility in European crude tanker rates, particularly in February. The decline in Libyan production also prompted OPEC to increase crude oil production, adding to tanker tonne-mile demand. In the Pacific, the devastating earthquake in Japan on March 11th led to an increase in fuel and crude oil imports for power generation, which provided support to Pacific Aframax rates in March and April.
The world tanker fleet grew by 6.5 million deadweight tonnes (mdwt), or 1.4%, during the first quarter of 2011 compared to 5.2 mdwt, or 1.2%, in the same period last year. There has been a notable increase in charterer discrimination against first generation double-hull tankers with a small number of early 1990s-built vessels sold for scrap in the early part of this year. In combination with the current weakness in spot tanker rates, the rising trend in scrap steel prices may lead to an increase in scrapping later in 2011.
According to the International Energy Agency (IEA), global oil demand is expected to reach 89.4 million barrels per day (mb/d) in 2011, an increase of 1.4 mb/d, or 1.6%, from 2010 as global GDP is projected to grow by 4.4% in 2011. Growth in global oil demand in 2011 is expected to be primarily driven by non-OECD countries, in particular China where oil demand grew by 10% year-on-year in the first quarter of 2011.
Fleet and TCE Rates
As at March 31, 2011, we owned nine Aframax-class, six Suezmax-class tankers and a 50% interest in one VLCC newbuilding. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit and Iskmati Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when these vessels were acquired and began operations as conventional tankers for Teekay. We acquired the Kaveri Spirit and Yamuna Spirit in April 2010, the Helga Spirit in May 2010, and the Esther Spirit and Iskmati Spirit in November 2010. The inclusion of the financial results of the Dropdown Predecessor relating to these vessels impacts our results for the three months ended March 31, 2010. Please read Note 2 to our consolidated financial statements included in this report for additional information about the Dropdown Predecessor.

	Three Months Ended March 31, 2011			Three Months Ended March 31, 2010
			Average TCE			Average TCE
	Net Revenues (1)(2)	Revenue	per Revenue	Net Revenues (2)(3)	Revenue	per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts — Aframax	$5,179	301	$17,182	$8,230	441	$18,670
Voyage-charter contracts — Suezmax	$5,083	269	$18,870	$8,771	269	$32,645
Time-charter contracts — Aframax	$11,503	508	$22,639	$14,754	539	$27,386
Time-charter contracts — Suezmax	$7,361	270	$27,263	$7,512	269	$27,937

Total	$29,126	1,348	$21,592	$39,267	1,518	$25,882

(1)	Excludes a total of $0.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in offhire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $2.8 million and nil for the three months ended March 31, 2011 and March 31, 2010, respectively.

(3)	Excludes a total of $0.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in offhire bunker and other expenses.

Net Revenues. Net revenues decreased to $31.1 million for the three months ended March 31, 2011, compared to $38.3 million for March 31, 2010 primarily due to:
•
decreases of $3.7 million and $0.4 million from lower TCE rates earned by our Suezmax and Aframax vessels, respectively, operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during the three months ended March 31, 2011 compared to the same period in 2010;

•
a net decrease of $2.5 million resulting from the decrease in average TCE rates earned by our vessels employed on time-charters contracts in the first quarter of 2011 compared to the same period in 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•
decreases of $1.8 million and $1.7 million during the three months ended March 31, 2011 compared to the same period in 2010 as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April and August 2010, respectively;

partially offset by
•	an increase of $2.8 million for the three months ended March 31, 2011 resulting from interest income from an investment in term loans which earns an annual yield of approximately 10%.
Vessel Operating Expenses. Vessel operating expenses decreased to $9.6 million for the three months ended March 31, 2011 from $11.9 million of the same period in 2010, primarily due to
•	a $1.2 million decrease relating to the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively; and;
•
a $1.1 million decrease in operating expenses relating to lower crew and manning costs and lower repairs and maintenance expenses during the three months ended March 31, 2011 compared to the same period in 2010.

Depreciation and Amortization. Depreciation and amortization decreased to $10.8 million for the three months ended March 31, 2011 from $11.6 million for same period in 2010, primarily due to the sales of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively.
General and Administrative Expenses. General and administrative expenses decreased to $2.7 million for the three months ended March 31, 2011, compared to $2.9 million for the same period in 2010, primarily due to:
•	a decrease of $1.4 million in general and administrative expense attributable to the Dropdown Predecessor during the three months ended March 31, 2011 compared to the same period in 2010;
partially offset by
•
an increase of $1.0 million relating to technical, strategic and administrative service fees during the three months ended March 31, 2011 compared to the same period in 2010, primarily due to a one-time $0.5 million fee associated with the portion of stock-based compensation grants of our former Chief Executive Officer that had not vested prior to the date of his retirement on March 31, 2011; and

•	an increase of $0.2 million in corporate expenses incurred during the three months ended March 31, 2011 compared to the same period in 2010.
Interest Expense. Interest expense was $1.2 million for the three months ended March 31, 2011 compared to $1.9 million for the same period in 2010. The decrease in interest expense was primarily due to a decrease of $1.0 million attributable to the Dropdown Predecessor in these respective periods, offset by an increase of $0.3 million due to a higher average debt balance outstanding for the three months ended March 31, 2011 compared to the same period in 2010.
Realized and unrealized gain (loss) on interest rate swaps. We have not designated, for accounting purposes, our interest rate swaps as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings and, as such, the realized and unrealized changes in the fair value of the swaps are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swaps resulted in an unrealized gain of $2.0 million for the three months ended March 31, 2011 compared to an unrealized loss of $1.3 million for the same period in 2010.
We recorded realized losses on the interest rate swaps of $1.5 million and $1.3 million for the three months ended March 31, 2011 and 2010, respectively.
Net Income. As a result of the foregoing factors, net income was $7.1 million and $6.6 million for the three months ended March 31, 2011 and 2010, respectively.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2011, our total cash and cash equivalents was $20.3 million. Our total liquidity, including cash and undrawn credit facilities, was $297.5 million as at March 31, 2011, compared to $186.7 million as at December 31, 2010. The liquidity increase was primarily the result of our equity offering completed in February 2011, which provided net proceeds of $107.2 million. We believe that our working capital is sufficient for our present requirements.
On February 6, 2011, we completed a public offering of 9.9 million Class A common shares (including 1.3 million common shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for total gross proceeds of $112.1 million. On February 28, 2011, we used the net proceeds from the public offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
As at March 31, 2011, our revolving credit facility provided for borrowings of up to $616.5 million, of which $277.2 million was undrawn. The amount available under this revolving credit facility decreases by $33.9 million semi-annually commencing late 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. One of our Aframax tankers was financed with a term loan which bears interest at a rate of 4.06%. As of March 31, 2011, the balance of this term loan was $11.3 million. The loan requires $0.45 million in quarterly principal payments. Please read Note 5 to our consolidated financial statements included in this report for additional information about our outstanding indebtedness and related credit facilities.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2011	March 31, 2010
	(in thousands)	(in thousands)
Net cash flow from operating activities	17,971	18,016
Net cash flow used in financing activities	(9,826)	(14,644)
Net cash flow used in investing activities	(327)	(1,652)
Operating Cash Flows
Net cash flow from operating activities was consistent at $18.0 million for the three months ended March 31, 2011 compared to the same period in 2010. Net cash flow from operating activities primarily depends upon fluctuations in working capital balance, spot tanker rates, the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions and changes in interest rates.
Our net income, adjusted for non-cash items, decreased to $16.0 million for the three months ended March 31, 2011 compared to $19.8 million in 2010, primarily due to a decrease in average TCE rates per day earned by our spot and time-charter vessels during the three months ended March 31, 2011 compared to the same period in 2010. The effect on our operating cash flow from changes in non-cash working capital items increased to $2.0 million for the three months ended March 31, 2011 compared to an outflow of $1.4 million for the three months ended 2010, due to lower vessel operating expenses and the timing of our cash receipts and payments.
The expenditure for drydocking was nil and $0.4 million for the three months ended March 31, 2011 and 2010, respectively. The number of vessel drydockings can vary between periods. There were no scheduled drydocking in the three months ended March 31, 2011, compared to one drydocking that started in the same period in 2010. During the three months ended March 31, 2011, there were no offhire days associated with drydocking and related repositioning time compared to 8.0 offhire days in the same period in 2010.
Financing Cash Flows
Net cash outflow from financing activities decreased to $9.8 million for the three months ended March 31, 2011 from $14.6 million in the same period in 2010. During the three months ended March 31, 2011, we received $107.2 million of net proceeds from the February 2011 offering of 9.9 million Class A common shares. We used the net proceeds from the offering to prepay $103.0 million of indebtedness under our revolving credit facility.
During the three months ended March 31, 2011 and 2010, we repaid $0.5 million and $0.9 million, respectively, which were scheduled quarterly principal payments of our term loan. The net cash outflow from financing activities attributable to the Dropdown Predecessor was nil and $5.4 million during the three months ended March 31, 2011 and 2010, respectively.
We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-current items, less unrealized gains from derivatives and net income attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. The cash dividend paid during the three months ended March 31, 2011 relating to the quarter ended December 31, 2010 amounted to $13.6 million, compared to cash dividends paid in the same period in 2010 of $8.3 million. On May 11, 2011, we declared a cash dividend of $0.25 per common share relating to the quarter ended March 31, 2011, payable on May 27, 2011.

Investing Cash Flows
During the three months ended March 31, 2011 and 2010 we incurred $0.3 million and $1.7 million, respectively, of vessel upgrade and equipment expenditures. The decrease in cash outflow was mainly a result of the 2010 capital upgrades incurred to meet required European Union environmental regulations.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2011	2013	2015	2015
U.S. Dollar-Denominated Obligations
Long-term debt (1)	350.6	1.4	3.6	3.6	342.0
Technical vessel management and administrative fees	48.1	4.0	8.0	8.0	28.1
Newbuilding installments (2)	39.2	—	39.2	—	—

Total	437.9	5.4	50.8	11.6	370.1

(1)
Excludes expected interest payments of $2.6 million (remaining in 2011), $6.8 million (2012 and 2013), $6.5 million (2014 and 2015) and $4.4 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at March 31, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at March 31, 2011, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $78.4 million of which our share is $39.2 million. Please read Note 4 — Loan to Joint Venture to our consolidated financial statements.

Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
As at March 31, 2011, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate flucations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
MARCH 31, 2011
PART I — FINANCIAL INFORMATION

ITEM 3 —	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at March 31, 2011, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2011, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Remainder							Fair Value
	of	Expected Maturity Date						Asset /
	2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	—	—	—	—	—	339.3	339.3	(298.2)	0.90
Fixed rate	1.4	1.8	1.8	1.8	1.8	2.7	11.3	(10.7)	4.06

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	—	100.0	100.0	(16.5)	5.55
U.S. Dollar-denominated interest rate swap (2)	—	70.0	—	—	—	—	70.0	(0.3)	0.85
U.S. Dollar-denominated interest rate swap (2)	—	—	45.0	—	—	—	45.0	(0.1)	1.19

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2011, we were not a party to any freight forward agreements.

TEEKAY TANKERS LTD.
MARCH 31, 2011
PART II — OTHER INFORMATION

Item 1	— Legal Proceedings
None

Item 1A	— Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2010 Annual Report on Form 20-F.

Item 2	— Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3	— Defaults Upon Senior Securities
None

Item 4	— Removed and Reserved
None

Item 5	— Other Information
None

Item 6	— Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174218) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: May 26, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)